UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

LSB INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	73-1015226
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

16 South Pennsylvania, Oklahoma City, Oklahoma (Address of principal executive offices)	73107 (Zip Code)

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, $0.10 Par Value, and Preferred Stock Purchase Rights	New York Stock Exchange, Inc.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.  Description of Registrant’s Securities to be Registered.

LSB Industries, Inc. (the “Company”) is filing this Form 8-A Registration Statement in connection with the transfer of the listing of its common stock, par value $0.10 per share (“Common Stock”), from the NYSE Alternext US to the New York Stock Exchange, Inc., which is expected to become effective on October 28, 2008.

Dividend Rights

Holders of Common Stock are entitled to receive dividends only when, as and if declared by the Board of Directors. No dividends may be paid on Common Stock until all required dividends are paid on the outstanding shares of the Company's Preferred Stock, or declared and amounts set apart for their payment for the current period, and if cumulative, prior periods.

Voting and Other Rights

Each outstanding share of Common Stock is entitled to one vote at meetings of the stockholders of the Company. The Common Stock does not have cumulative voting rights. The Common Stock does not have any preemptive, subscription or conversion rights. Upon any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, holders of the Common Stock are entitled to share ratably in the assets available for distribution to such stockholders after the payment of all prior claims, including liquidation rights of holders of the Company's then outstanding Preferred Stock. The Company's Certificate of Incorporation requires a vote of two-thirds of the outstanding shares of voting stock of the Company to amend the Certificate of Incorporation to eliminate the staggered Board of Directors or to approve a merger, consolidation, or sale of all or substantially all of the assets of the Company, dissolution, liquidation or similar transaction.

Preferred Stock Purchase Rights

On February 17, 1989, the Company's Board of Directors declared a dividend to its Common Stockholders of record on February 27, 1989, of one preferred stock purchase right on each of the Company's outstanding shares of Common Stock. The original rights were renewed on January 5, 1999, prior to the February 27, 1999 expiration of the original rights, and the Company declared a dividend of one new preferred stock purchase right (a "Right") for each outstanding share of Common Stock as of February 27, 1999. The Rights will now expire on January 6, 2009.

The purpose of the Company's issuance of the Rights, among other reasons, was to assure that all of the Company's stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against abusive partial tender tactics to gain control of the Company. The Rights will become exercisable only if a person or group acquires beneficial ownership of 20% or more of the Company's Common Stock or announces a tender or exchange offer the consummation of which would result in the ownership by a person or group of 20% or more of the Common Stock (an "Acquiring Person"), except any acquisition by Jack

E. Golsen, Chairman of the Board and President of the Company, and certain other related persons or entities.

Each Right (other than the Rights owned by the Acquiring Person or members of a group that causes the Rights to become exercisable, which become void) will entitle the stockholder to buy one one-hundredth of a share of Series 3 Participating Class C Preferred Stock, no par value (the "Preferred Shares") at an exercise price of $20.00 per share, but the Rights are not exercisable until the ownership thresholds described above are satisfied in accordance with the terms of the Rights. Each one one-hundredth of a share of the Preferred Shares purchasable upon the exercise of a Right has economic terms designed to approximate the value of one share of the Company's Common Stock. If another person or group acquires the Company in a merger or other business combination transaction, each Right will entitle its holder (other than Rights owned by that person or group, which become void) to purchase at the Rights' then current exercise price, a number of the acquiring company's common shares, which at the time of such transaction, would have a market value two times the exercise price of the Right.

In addition, if a person or group (with certain exceptions) acquires 20% or more of the Company's outstanding Common Stock, each Right will entitle its holder (other than the Rights owned by the Acquiring Person or members of the group that results in the Rights becoming exercisable, which become void) to purchase at the Right's then current exercise price a number of shares of the Company's Common Stock having a market value of twice the Right's exercise price in lieu of the Preferred Shares. Until the Rights become exercisable, the Rights will be represented by and transferred with, and only with, the Company's Common Stock, and new certificates issued for Common Stock after February 27, 1999, contain or will contain a legend incorporating the Rights by reference. Until the Rights become exercisable, the surrender or transfer of any Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Following the acquisition by a person, or group of beneficial ownership, of 20% or more of the Company's outstanding Common Stock (with certain exceptions) and prior to an acquisition of 50% or more of the Company's Common Stock by the person or group, the Board of Directors may exchange the Rights (other than the Rights owned by the Acquiring Person or members of the group that results in the Rights becoming exercisable, which become void), in whole or in part, for shares of the Company's Common Stock. That exchange would occur at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of the Preferred Shares, per right.

Prior to the acquisition by a person or group of beneficial ownership of 20% or more of the Company's Common Stock (with certain exceptions) the Company may redeem the Rights for one cent per Right at the option of the Company's Board of Directors. The Company's Board of Directors also has the authority to reduce the 20% thresholds to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding shares of the Company's common stock then known to the Company to be beneficially owned by any person or group of affiliated or associated persons (other than certain excluded persons); or (ii) 10%. If the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by the Acquiring Person, which shall be void) will thereafter have the Right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

If (a) any person becomes an Acquiring Person or (b) during such time as there is an Acquiring Person, there shall be any reclassification of securities or recapitalization or reorganization of the Company or other transaction or series of transactions which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries beneficially owned by the Acquiring Person, proper provisions shall be made so that each holder of a Right (other than Rights beneficially owned by the Acquiring Person, which are void) will thereafter have the Right to receive upon exercise that number of shares of the Company's Common Stock having a market value of two times the exercise price of the Right. A merger or other combination would not trigger the foregoing Rights if such transaction is consummated with a person or group who acquired shares of the Company's Common Stock pursuant to a Permitted Offer (as defined below), the price per share of the Company's Common Stock paid to all holders of the shares of the Company's Common Stock is not less than the price per share of the Company's Common Stock pursuant to the Permitted Offer, and the form of consideration offered in such transaction is the same as the form of consideration paid pursuant to the Permitted Offer.

A "Permitted Offer" is a tender or exchange offer for all shares of the Company's Common Stock at a price and on terms that a majority of the Board of Directors, who are not officers of the Company and who are not Acquiring Persons or affiliates, associates or representatives of an Acquiring Person, deem adequate (taking into account all factors that the Board of Directors deem relevant) and in the best interest of the Company and its stockholders (other than the person or any affiliate or associate of such person on whose behalf if the offer is made). The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is an Exhibit to this Registration Statement and is incorporated in this summary description by reference.

Other Anti-Takeover Provisions

The Company's Restated Certificate of Incorporation provides for three classes of directors having staggered terms. The term of office of each class is for three years. Under the Delaware General Corporation Law, if a board of directors is classified, a director on such a board may be removed by shareholders only for cause, unless the Certificate of Incorporation otherwise provides. The Company's Certificate of Incorporation does not provide otherwise. In this regard, the Company's Bylaws add a definition of "cause" for the purpose of removal of a director. "Cause" is defined to exist only if the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction or has been adjudged by a court of competent jurisdiction to be liable for intentional misconduct or knowing violation of law in the performance of such director's duty to the Company and, in each case, only after such adjudication is no longer subject to direct appeal.

In addition, the Company's Bylaws provide a procedure for filling a vacancy on the Company's Board of Directors resulting from a newly created directorship, removal or resignation of a director. Pursuant to those procedures, such a vacancy shall be filled only by the affirmative vote of a majority of the directors then in office. Therefore, shareholders would not have the power to elect any director to fill such vacancy. Further, the Company's Bylaws provide for certain procedures to be followed in order to obtain consent of shareholders of the Company in lieu of a meeting, the business that may be conducted at a meeting of shareholders of the Company and who may be eligible for election as directors of the Company. The Bylaws of the Company further provide that they may only be amended by a vote of a majority of the directors then in office or by a vote of the holders of two-thirds of the issued and outstanding shares of stock of the Company entitled to vote.

The foregoing provisions of the Certificate of Incorporation and Bylaws could render more difficult or discourage a tender offer or proxy contest for control of the Company and could have the effect of making it more difficult to remove incumbent management in such situations.

Item 2.                   Exhibits.

Exhibit                   Description

3(i).1
Restated Certificate of Incorporation, as amended, which the Company hereby incorporates by reference from Exhibit 3(i).1 to the Company’s Form S-1 Registration Statement, File No. 333-145721, effective November 11, 2007.

3(ii).1	Restated Bylaws, dated December 19, 2007, which the Company hereby incorporates by reference from Exhibit 3.2 to the Company’s current report on Form 8-K, filed December 20, 2007.

4.1	Specimen Certificate for the Company’s Common Stock, which the Company incorporates by reference from Exhibit 4.4 to the Company’s Registration Statement, File No. 33-61640, filed May 18, 1993.

4.2
Renewed Rights Agreement, dated January 6, 1999 between the Company and Bank One, N.A., which the Company hereby incorporates by reference from Exhibit 4.1 to the Company’s current report on Form 8-K, File No. 001-07677, filed January 27, 1999.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 24, 2008

                    LSB INDUSTRIES, INC.

                    By: /s/ Jack E. Golsen
                    Jack E. Golsen,
                    Chairman of the Board